EXHIBIT 21
List of Subsidiaries

Name	Jurisdiction of Incorporation	Ownership
Stratos Lightwave LLC	Delaware	100%
Stratos Lightwave- Florida, Inc.	Delaware	100%
Advanced Interconnection Technology LLC	Delaware	100%
Rapidwerks LLC	Delaware	100%
Stratos Limited	United Kingdom	100%
Paracer, Inc.	Delaware	100%
Tsunami Optics, Inc.	California	100%
Sterling Holding Company	Delaware	100%